UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        Form 20-F                   Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 29, 2010

By: /s/ Bernard J. Pitz

Bernard J. Pitz, Chief Financial Officer

TSX SYMBOL: ITP

Intertape Polymer Group Inc.

Reports 2009 Fourth Quarter and Annual Results

Montréal, Québec and Bradenton, Florida – March 29, 2010 – Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today released results for the three months and year ended December 31, 2009.  All dollar amounts are US denominated unless otherwise indicated.

“Customers began moderate restocking initiatives during the fourth quarter of 2009. As a result, and with the benefit of innovative new product introductions and some improvement in the overall economy, the Company experienced growth in sales and made progress toward a return to traditional gross profit levels,” said Intertape’s Chairman, Eric E. Baker.  “Historically, due to seasonality and fewer business days, fourth quarter sales are generally lower than those of the year’s previous quarters, yet 2009 fourth quarter sales almost equaled those of this year’s third quarter.  Despite this top line success, a number of factors reduced profitability including increases in resin-based raw material costs, the previously announced closure of the Hawkesbury, Ontario operations, and other charges that are not expected to continue at the same level in the future.  Pricing pressure also had a negative impact on our gross margin as we were unable to pass on the majority of raw-material cost increases to our customers.  Despite these challenges, Intertape’s rigorous cash management throughout the year allowed the Company to reduce its debt and current liabilities by $44.4 million in 2009.”

Net loss for the fourth quarter of 2009 was $8.5 million ($0.14 per share, both basic and diluted) compared to a net loss of $99.8 million ($1.69 per share, both basic and diluted), which included a $66.7 million charge for goodwill impairment, for the same period in 2008. Results for the quarter were negatively impacted by several items including increases in resin-based raw materials and $3.4 million in other costs which were higher than normal.  In addition, the on-going strike in Brantford, Ontario continued to impact results.  The strike costs are expected to continue, but decline over time. Net loss for the full year totaled $14.4 million ($0.24 per share, both basic and diluted) compared to a net loss of $92.8 million ($1.57 per share, both basic and diluted) in 2008.

Fourth quarter sales were $160.8 million, a 5.0% increase compared to $153.1 million for the fourth quarter of 2008 and down sequentially by only 1.8% from the third quarter of 2009, a percentage decline far below historical levels.  Sales for the Tapes & Films (“T&F”) Division for the quarter increased by 10.3% to $135.3 million while sales for the Engineered Coated Products (“ECP”) Division declined by 16.3% to $25.5 million. For the year 2009, sales were $615.5 million, representing a decrease of 16.5% compared to $737.2 million for 2008.

Gross profit for the fourth quarter totaled $20.2 million, compared to a negative gross profit of $5.5 million a year ago, reflecting positive gross profit contributions from both Divisions as opposed to negative contributions from both Divisions for the same period in 2008. The gross margin increased to 12.5%, from negative 3.6% in the fourth quarter of 2008, as a result of a significant increase in the gross margin of the T&F Division and to a lesser extent from the ECP Division. Gross profit and gross margin for the year 2009 were $82.9 million and 13.5% respectively, compared to $78.3 million and 10.6% for 2008.

Selling, general and administrative (“SG&A”) expenses were $20.0 million for the fourth quarter of 2009, $4.1 million higher than the $15.9 million for the fourth quarter of 2008. The increase in SG&A expenses is primarily due to increased selling costs associated with higher sales.  For the year 2009, SG&A expenses were $69.8 million compared to $68.2 million for the same period in 2008.

Fourth quarter 2009 EBITDA and adjusted EBITDA were $6.7 million and $7.9 million, respectively,

compared to negative $80.6 million and positive $3.1 million for the fourth quarter in 2008. For the year 2009, EBITDA and adjusted EBITDA were $41.9 and $43.1 million, respectively, compared to negative $28.2 million and positive $55.5 million for the same period in 2008. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures is set forth below.

EBITDA and Adjusted EBITDA Reconciliation to Net Loss (in millions of US dollars) (Unaudited)
	Three months		Twelve months
For the periods ended December 31,	2009	2008	2009	2008	2007
	$	$	$	$	$
Net loss – As reported	(8.5)	(99.8)	(14.4)	(92.8)	(8.4)
Add Back:
Financial expenses, net of amortization	2.8	5.6	14.6	18.7	23.9
Refinancing expense, net of amortization				2.9
Income taxes	2.7	4.4	4.0	3.4	12.3
Depreciation and amortization	9.7	9.2	37.7	39.6	38.9
EBITDA	6.7	(80.6)	41.9	(28.2)	66.7
Impairment of property, plant and equipment	0.1	0.4	0.1	0.4
Gross profit margin compression		16.6		16.6
Manufacturing facility closures, restructuring, strategic alternatives and other charges	1.1		1.1		8.1
Impairment of goodwill		66.7		66.7
Adjusted EBITDA	7.9	3.1	43.1	55.5	74.8

The Company generated cash flows from operating activities in the fourth quarter of 2009 of $24.5 million compared to $12.2 million in the fourth quarter of 2008. The continued focus on effective cash management resulted in positive working capital changes of $21.0 million during the fourth quarter of 2009 consisting of $8.1 million from trade accounts receivable, $4.0 million from inventories and $8.1 million from accounts payable and accrued liabilities. For the year 2009, the Company generated cash flows from operating activities of $34.9 million compared to $20.8 million in 2008.

During the fourth quarter of 2009, the Company repurchased Senior Subordinated Notes having a notational amount of $6.3 million. Total debt for 2009 decreased by $34.4 million to $217.0 million from $251.4 million at the end of 2008. As of December 31, 2009, although it was not in effect, the Company was in compliance with the financial covenant of its asset based loan (ABL), a fixed charge coverage ratio of 1.0 to 1.0. As of December 31, 2009 the fixed charge coverage ratio was 1.38.  This covenant becomes effective only when unused availability drops below $25.0 million. As of December 31, 2009, cash and unused availability under the ABL was $45.1 million.  During the first quarter of 2010, the Company has maintained availability under the ABL in excess of $25.0 million and expects to remain above that level throughout the year.

Segmented Information

Tapes & Films Division

Sales for the T&F Division for the fourth quarter were $135.3 million, representing a 10.3% increase compared to $122.6 million for the fourth quarter of 2008. Sales volume increased approximately 23% compared to the fourth quarter of 2008. Sales volumes were strong across all product lines. Selling prices were approximately 7% lower than in the fourth quarter of 2008, primarily due to lower market prices for resin-based materials. Sales for the T&F Division for full-year 2009 totaled $512.8 million compared to $592.2 million for 2008, a 13.4% decrease. Sales volume for the year declined approximately 5% compared to 2008. The remainder of the decline was largely attributable to selling prices which were approximately 6% lower due to a decline in the market prices for resin-based raw materials.

Fourth quarter gross profits for the T&F Division totaled $18.8 million compared to negative $2.8 million for the fourth quarter of 2008. Gross margins increased to 13.9% from negative 2.3% a year ago reflecting the improved sales volume and cost reduction initiatives which were partially offset by price increases of raw materials. T&F Division gross profits and gross margins for the year 2009 were $76.5 million and 14.9%, respectively, and $67.4 million and 11.4%, respectively in 2008.

T&F Division’s EBITDA for the fourth quarter of 2009 was $9.4 million compared to negative $9.0 million for the comparable period a year ago. For the year 2009 and 2008, the T&F Division’s EBITDA was $45.8 million and $38.1 million, respectively.

Tapes and Films Division EBITDA Reconciliation to Net Earnings (in millions of US dollars) (unaudited)
	Three months		Twelve months
For the periods ended December 31,	2009	2008	2009	2008	2007
	$	$	$	$	$
Divisional earnings (loss) before impairment of goodwill and income taxes (recovery)	1.8	(16.5)	16.0	8.7	39.2
Depreciation and amortization	7.6	7.5	29.8	29.4	30.1
EBITDA	9.4	(9.0)	45.8	38.1	69.3
Add back:
Gross profit margin compression		13.9		13.9
Adjusted EBITDA	9.4	4.9	45.8	52.0	69.3

Engineered Coated Products Division

Sales for the ECP Division for the fourth quarter of 2009 were $25.5 million, representing a 16.3% decrease compared to $30.5 million for the fourth quarter a year ago. Sales volume and selling prices decreased approximately 13% and 6%, respectively when compared to the fourth quarter of

2008. Lower market prices for resin-based materials combined with pricing pressure continued to impact selling prices during the quarter. For the year 2009, sales for the ECP Division totaled $102.6 million compared to $144.9 million for 2008, a 29.2% decrease. Sales volume for 2009 declined approximately 16% compared to 2008. The remainder of the decline was largely attributable to selling prices, which were approximately 7% lower due to lower market prices for resin-based materials.  The launch of new products in the building and construction market, waste containment, and flexible packaging markets has helped to mitigate sales declines in existing products. The ECP Division had no or very limited prior presence in the waste containment and flexible packaging markets.

Gross profits for the ECP Division for the fourth quarter totaled $1.4 million, representing a gross margin of 5.5%, compared to negative $2.7 million and a gross margin of negative 8.7% for the fourth quarter of 2008 which was impacted by a write-down of inventory to net realizable value.  ECP Division gross profits and gross margins for 2009 and 2008 were $6.4 million (6.3%) and $10.9 million (7.5%), respectively. Gross profit and gross margin were negatively impacted in 2009 by both lower prices and lower sales volume, as stated above.

The ECP Division’s EBITDA for the fourth quarter was negative $0.8 million compared to negative $3.9 million for 2008. For the year 2009 and 2008, the ECP Division’s EBITDA was $0.5 million and $3.6 million, respectively.

ECP Division EBITDA Reconciliation to Net Earnings (in millions of US dollars) (unaudited)
	Three months		Twelve months
For the periods ended December 31,	2009	2008	2009	2008	2007
	$	$	$	$	$
Divisional earnings (loss) before impairment of goodwill and income taxes (recovery)	(2.8)	(5.9)	(6.1)	(2.8)	4.2
Depreciation and amortization	2.0	2.0	6.6	6.4	5.5
EBITDA	(0.8)	(3.9)	0.5	3.6	9.7
Add back:
Impairment of property, plant, and equipment and intangible assets			0.1
Gross profit margin compression		2.7		2.7
Adjusted EBITDA	(0.8)	(1.2)	0.6	6.3	9.7

Outlook

“As our operations show steady improvement, Intertape’s two principal goals in 2010 are to continue to grow sales and reduce debt through stringent cash management,” said Intertape’s Executive Director, Melbourne F. Yull.  “Sales growth through the second half of 2009 was partially due to restocking by customers.  Increased sales of our new products and new market penetrations also contributed to the sales increase and we anticipate both factors will continue into 2010.  While the extent of any improvement in the economy remains unclear, we nonetheless anticipate sequential growth from the fourth quarter of 2009 to the first quarter of 2010 in sales and EBITDA. We are confident that the ECP Division will benefit going forward from its new product launches in the building and construction sectors, as well as more normalized operations in Brantford.”

“The Company plans to continue to reduce costs throughout 2010 by approximately $12.5 million as a part of its ongoing productivity improvement programs, although not all such improvements are expected to contribute to an increase in earnings.  Some of these savings will be offset by increased manufacturing costs and by pricing pressure in the marketplace. Gross margins will continue to be affected by expected additional resin-based raw material cost increases, thereby making improvement to our bottom line a function of pricing power.  Current industry pressures preclude any immediate product selling price increases.

“The most significant improvement the Company has seen in the first quarter of 2010 compared to the fourth quarter of 2009, is increased sales and improved product mix.  Additionally, the fourth quarter of 2009 included $3.4 million of costs that should not reoccur in the first quarter of 2010,” concluded Mr. Yull.

Non-GAAP information

This release contains non-GAAP financial measures, EBITDA and adjusted EBITDA. The Company believes the inclusion of such non-GAAP financial measures improves the transparency of the Company's disclosure, and is used by management and the Company's investors in evaluating the Company's performance. The Company has provided a reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures.

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table above.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  The Company defines adjusted EBITDA as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges, impairment of property, plant and equipment, impairment of goodwill and unprecedented gross profit margin compression.  Other companies in the Company’s industry may calculate EBITDA and adjusted EBITDA differently than the Company does. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP.

Effect of Correction of Prior Period Errors

In the process of preparing the consolidated financial statements for the year ended December 31, 2009, errors totaling $1.4 million were identified in prior period financial statements related to the accounting for trade receivables, medical claims liability, various accruals and employee benefit liabilities, valuation of parts and supplies and accounting for plant maintenance.  The Company concluded that these items were immaterial and did not warrant the restatement of prior periods because they did not materially change the total mix of information for the affected periods or materially affect financial trends, individually or in the aggregate.

Charges in the Fourth Quarter of 2009 That Were Higher Than Normal

Results for the fourth quarter of 2009 included $3.4 million of costs which were higher than normal.  These costs included $1.4 million related to the correction of accounting errors discussed above, $1.1 million related to the closure of the Hawkesbury, Ontario operations, and other costs which were approximately $0.9 million higher than normal, including outside service fees, litigation, severance, and loss on the disposal of other assets.  Approximately $0.3 million of additional costs related to the Hawkesbury closure are expected to be recognized in the first quarter of 2010; however, there are various other costs that are expected to decrease by approximately the same amount.

Conference Call

A conference call to discuss Intertape's 2009 fourth quarter and full-year results will be held this Monday morning at 10 A.M. Eastern Time. Participants may dial 1-800-230-1766 (U.S. and Canada) and 1-612-332-0226 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320- 365-3844 (International), and entering the Access Code 150673. The recording will be available March 29, 2010 at 12:00 P.M. until Thursday, April 29, 2010 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 1.969 employees with operations in 16 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions.  While these statements are based on certain factors and assumptions, which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL; ability to meet debt service obligations; cost and availability of raw materials; timing and market acceptance of new products; competition; international operations; compliance with environmental regulations; protection of intellectual property; and the reactions of the marketplace to the foregoing.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”).  Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release contains certain non-GAAP financial measures as defined under SEC rules.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided a reconciliation of the measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2009, 2008 and 2007
(in thousands of US dollars, except per share amounts)

	2009	2008	2007
	$	$	$
Sales	615,462	737,155	767,272
Cost of sales	532,543	658,900	650,931
Gross profit	82,919	78,255	116,341

Selling, general and administrative expenses	69,820	68,189	71,169
Stock-based compensation expense (Note 15)	1,037	1,268	1,780
Research and development expenses	5,605	5,610	4,135
Financial expenses
Interest	15,888	18,365	27,425
Other	(148)	1,425	(206)
Refinancing (Note 13)		6,031
Manufacturing facility closures, restructuring, strategic alternatives, and other charges (Note 4)	1,091		8,114
	93,293	100,888	112,417
Earnings (loss) before impairment of goodwill and income taxes	(10,374)	(22,633)	3,924
Impairment of goodwill (Note 12)		66,726
Earnings (loss) before income taxes	(10,374)	(89,359)	3,924
Income taxes (recovery) (Note 5)
Current	731	(566)	878
Future	3,284	4,006	11,439
	4,015	3,440	12,317
Net loss	(14,389)	(92,799)	(8,393)

Loss per share (Note 6)
Basic	(0.24)	(1.57)	(0.19)
Diluted	(0.24)	(1.57)	(0.19)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2009, 2008 and 2007
(in thousands of US dollars)

	2009	2008	2007
	$	$	$
Net loss	(14,389)	(92,799)	(8,393)
Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil; $1,733 in 2008; 964 in 2007)	(1,747)	(2,950)	(1,641)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil; $1,080 in 2008)	1,812	1,840
Changes in fair value of investment in publicly traded securities designated as available-for-sale	1,044
Gain on sale of investment in publicly traded securities recorded in the consolidated earnings	(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil; $151 in 2008)	3,640	(257)
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil)	(1,489)
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil)	(1,103)
Reduction in net investment in a foreign subsidiary (Note 3)	(125)	(899)
Changes in accumulated currency translation adjustments	16,868	(32,644)	31,824
Other comprehensive income (loss)	17,856	(34,910)	30,183
Comprehensive income (loss) for the year	3,467	(127,709)	21,790

Intertape Polymer Group Inc.

Consolidated Shareholders’ Equity

Years ended December 31, 2009, 2008 and 2007
(in thousands of US dollars, except for number of common shares)

	Common shares
	Number	Amount	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$
Balance as at December 31, 2006	40,986,940	287,323	9,786	(59,532)	36,141	273,718
Cumulative impact of accounting changes relating to financial instruments and hedges				443	1,138	1,581
Balance as at December 31, 2006, as restated	40,986,940	287,323	9,786	(59,089)	37,279	275,299
Shares issued pursuant to shareholders’ rights offering (Note 15)	17,969,408	60,851				60,851
Stock-based compensation expense			1,780			1,780
Accelerated vesting of stock options			290			290
Net loss				(8,393)		(8,393)
Changes in fair value of interest rate swap agreements, designated as cash flows hedges					(1,641)	(1,641)
Changes in accumulated currency translation adjustments					31,824	31,824
Balance as at December 31, 2007	58,956,348	348,174	11,856	(67,482)	67,462	360,010
Cumulative impact of accounting changes relating to inventories				(252)		(252)
Balance as at December 31, 2007, as restated	58,956,348	348,174	11,856	(67,734)	67,462	359,758
Stock-based compensation expense			1,268			1,268
Net loss				(92,799)		(92,799)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(2,950)	(2,950)
Settlement of interest rate swap agreements, recorded in the consolidated earnings					1,840	1,840
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					(257)	(257)
Reduction in net investment in a foreign subsidiary					(899)	(899)
Changes in accumulated currency translation adjustments					(32,644)	(32,644)
Balance as at December 31, 2008	58,956,348	348,174	13,124	(160,533)	32,552	233,317

Intertape Polymer Group Inc.

Consolidated Shareholders’ Equity

Years ended December 31, 2009, 2008 and 2007
(in thousands of US dollars, except for number of common shares)

	Common shares
	Number	Amount	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$

Balance as at December 31, 2008 (balance carried forward)	58,956,348	348,174	13,124	(160,533)	32,552	233,317
Repurchase of common shares (Note 15)	(5,298)	(31)		13		(18)
Stock-based compensation expense			1,037			1,037
Net loss				(14,389)		(14,389)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(1,747)	(1,747)
Settlement of interest rate swap agreements					1,812	1,812
Changes in fair value of investment in publicly traded securities designated as available-for-sale					1,044	1,044
Gain on sale of investment in publicly traded securities recorded in the consolidated earnings					(1,044)	(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					3,640	3,640
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings					(1,489)	(1,489)
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales					(1,103)	(1,103)
Reduction in a net investment in a foreign subsidiary					(125)	(125)
Changes in accumulated currency translation adjustments					16,868	16,868
Balance as at December 31, 2009	58,951,050	348,143	14,161	(174,909)	50,408	237,803

12

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2009, 2008 and 2007
(in thousands of US dollars)

	2009	2008	2007
	$	$	$
OPERATING ACTIVITIES
Net loss	(14,389)	(92,799)	(8,393)
Non-cash items
Depreciation and amortization	37,486	36,538	38,902
Accretion expense – asset retirement obligation	40
Impairment of goodwill		66,726
Loss on disposal of property, plant and equipment	501	532	460
Property, plant and equipment impairment and other charges in connection with manufacturing facility closures, restructuring, strategic alternatives and other charges	1,091		1,373
Write-off of debt issue expenses in connection with debt refinancing		3,111
Write-down of inventories	1,105	7,703
Reversal of a portion of a write-down of inventories	(2,082)
Impairment of property, plant and equipment	94	424
Write-down on classification as asset held-for-sale	123
Impairment of intangible assets	32
Future income taxes	3,284	4,006	11,439
Stock-based compensation expense	1,037	1,268	1,780
Pension and post-retirement benefits funding in excess of amounts expensed	1,308	(1,479)	(2,356)
Gain on forward foreign exchange rate contracts	(650)
Changes in fair value of forward foreign exchange rate contracts upon discontinuance of the related hedging relationships	3
Unrealized foreign exchange loss	(76)
Gain on sale of publicly traded securities	(1,044)
Gain on repurchase of Senior Subordinated Notes	(818)
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary	(125)	(899)
Other	63
Cash flows from operations before changes in working capital items	26,983	25,131	43,205
Changes in working capital items
Trade receivables	3,177	12,310	9,545
Other receivables	1,231	(1,491)	(791)
Inventories	16,272	(6,556)	(18,736)
Parts and supplies	(441)	(1,306)	(817)
Prepaid expenses	(606)	364	515
Accounts payable and accrued liabilities	(11,706)	(7,664)	4,835
	7,927	(4,343)	(5,449)
Cash flows from operating activities	34,910	20,788	37,756

INVESTING ACTIVITIES
Property, plant and equipment	(13,141)	(21,048)	(18,470)
Proceeds on the disposal of property, plant and equipment	18	3,202	1,376
Proceeds on disposal of investment in publicly traded securities	1,044
Other assets	125	(795)	(1,308)
Intangible assets	(939)	(3,207)
Goodwill			(300)
Cash flows from investing activities	(12,893)	(21,848)	(18,702)

FINANCING ACTIVITIES
Long-term debt	13,953	160,119	73
Repurchase of Senior Subordinated Notes and related expenses	(5,317)
Debt issue expenses		(2,777)	(2,269)
Repayment of long-term debt	(42,928)	(154,952)	(80,738)
Repurchase of common shares	(18)
Proceeds from shareholders’ rights offering			62,753
Shareholders’ rights offering costs			(1,902)
Cash flows from financing activities	(34,310)	2,390	(22,083)
Net increase (decrease) in cash	(12,293)	1,330	(3,029)
Effect of foreign currency translation adjustments	574	(1,469)	1,259
Cash, beginning of year	15,390	15,529	17,299
Cash, end of year	3,671	15,390	15,529

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	15,754	20,264	25,513
Income taxes paid	548	364	378

13

Intertape Polymer Group Inc.

Consolidated Balance Sheets

December 31, 2009 and 2008
(in thousands of US dollars)

	2009	2008
	$	$
ASSETS
Current assets
Cash	3,671	15,390
Trade receivables	74,161	75,467
Other receivables (Note 7)	3,052	4,093
Inventories (Note 8)	79,001	90,846
Parts and supplies	15,203	14,119
Prepaid expenses	3,693	3,037
Derivative financial instruments (Note 21)	1,438
Asset held-for-sale	149
Future income taxes (Note 5)	11,860	9,064
	192,228	212,016
Property, plant and equipment (Note 9)	274,470	289,763
Other assets (Note 10)	21,869	22,364
Intangible assets (Note 11)	3,550	3,956
Future income taxes (Note 5)	43,736	47,067
	535,853	575,166

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	68,228	78,249
Installments on long-term debt (Note 13)	1,721	623
	69,949	78,872
Long-term debt (Note 13)	215,281	250,802
Pension and post-retirement benefits (Note 17)	10,200	9,206
Derivative financial instruments (Note 21)	1,548	2,969
Other liabilities (Note 14)	1,072
	298,050	341,849
SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	348,143	348,174
Contributed surplus	14,161	13,124

Deficit	(174,909)	(160,533)
Accumulated other comprehensive income (Note 16)	50,408	32,552
	(124,501)	(127,981)
	237,803	233,317
	535,853	575,166